UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2018

SPECTRUM BRANDS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34757	27-2166630
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3001 Deming Way Middleton, Wisconsin		53562
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (608) 275-3340

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§232.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On February 24, 2018, Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HRG Group, Inc., a Delaware corporation (“HRG”), HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of HRG (“Merger Sub 1”), and HRG SPV Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HRG (“Merger Sub 2”, and together with Merger Sub 1, “Merger Sub”).

Transaction Structure

The Merger Agreement provides that, subject to the terms and conditions thereof, Merger Sub 1 will merge with and into the Company (the “First Merger”, and if the Second Merger Opt-Out Condition has occurred, the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of HRG. Following the effective time of the First Merger (the “Effective Time”) but only if HRG or the Company (or both) do not receive and provide to the other, on the closing date but prior to the Effective Time, a tax opinion to the effect that, assuming the Second Merger does not occur, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Second Merger Opt-Out Condition”), the Surviving Corporation will merge with and into Merger Sub 2 (the “Second Merger”, and if the Second Merger Op-Out Condition has not occurred, together with the First Merger, the “Merger”), with Merger Sub 2 surviving as a wholly owned subsidiary of HRG.

Immediately prior to the Effective Time, the certificate of incorporation of HRG will be amended and restated (the “Amended HRG Charter”, a form of which is attached as an exhibit to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1), pursuant to which, among other things, at or as soon as practicable following the Effective Time, the corporate name of HRG will change to “Spectrum Brands Holdings, Inc.”, and each issued and outstanding share of common stock, par value $0.01 per share, of HRG (“HRG Common Stock”) will, by means of a reverse stock split (the “Reverse Split”), be combined into a fraction of a share of HRG Common Stock equal to (i) the number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) held by HRG and its subsidiaries as of immediately prior to the Effective Time, adjusted for HRG’s net indebtedness as of closing, certain transaction expenses of HRG that are unpaid as of closing and a $200,000,000 upward adjustment, divided by (ii) as of immediately prior to the Reverse Split, the number of outstanding shares of HRG Common Stock on a fully-diluted basis.

At the Effective Time, by virtue of the Merger each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in the treasury of the Company or owned or held, directly or indirectly, by HRG or any wholly owned subsidiary of the Company or HRG, which shall be cancelled and no consideration will be paid with respect thereto) will be converted into the right to receive one share of newly issued HRG Common Stock (and the issuance of HRG Common Stock in the Merger, the “Share Issuance”). No HRG Common Stock will be issued in the Merger in violation of the Amended HRG Charter, including if as a result of such issuance a person would become a holder of more than 4.9% of Corporation Securities (as defined in the Amended HRG Charter). Any shares of HRG Common Stock that would be issuable to a Company stockholder but for the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter shall instead be treated as Excess Securities (as defined in the Amended HRG Charter) and be delivered to one or more 501(c)(3) charitable organizations or escheated to the state of residence, incorporation or formation (as applicable) of the relevant Company stockholder.

At the Effective Time, pursuant to the Merger Agreement, each restricted stock award, restricted stock unit and performance stock unit granted under an equity plan of the Company, whether vested or unvested (collectively, the “Company Equity Awards”), that is outstanding immediately prior to the Effective Time, will be assumed by HRG and will be automatically converted, by virtue of the Merger, into a corresponding equity-based award in HRG (each a “New HRG Equity Award”) with the right to hold or acquire shares of HRG Common Stock equal to the number of shares of Company Common Stock previously underlying such Company Equity Award. Each New HRG Equity Award will be subject to the same terms and conditions as the corresponding Company Equity Award. At the effective time, pursuant to the Merger Agreement, HRG will assume all rights and obligations in respect of each equity-based plan of the Company.

Prior to the closing of the Merger, each stock option, warrant and restricted stock award granted under an equity-based plan of HRG that is outstanding and unvested immediately prior to the closing will become fully vested and each stock option and warrant (the “HRG Exercisable Awards”) will become exercisable. Each HRG Exercisable Award that is unexercised shall be adjusted (including to give effect to the Reverse Split) and shall remain outstanding, subject to the same terms and conditions as applied to the corresponding award as of immediately prior to the Effective Time. Immediately prior to the Reverse Split, pursuant to the Merger Agreement, each HRG restricted stock award shall become fully vested and be treated as a share of HRG Common Stock for purposes of the Reverse Split and the Merger.

Governance and Other Matters

At the Effective Time of the Merger, (i) the board of directors of HRG will consist of Kenneth C. Ambrecht, Norman S. Matthews, David M. Maura, Terry L. Polistina, Hugh R. Rovit, Andreas Rouvé, Joseph S. Steinberg and an individual (who must satisfy NYSE and certain other independence requirements) to be designated by Leucadia National Corporation (“Leucadia”), each to be a member of the class of the board of directors of HRG as set forth in the Amended HRG Charter, (ii) the officers of the Company will become the officers of HRG, and (iii) the NYSE ticker symbol for HRG Common Stock will be “SPB”.

Conditions to the Merger

The consummation of the Merger, the filing of the Amended HRG Charter and the Share Issuance are subject to the satisfaction or waiver of certain closing conditions, including, (i) the approval of Company stockholders (including the approval of the holders of a majority of the Company Common Stock not held by HRG, its affiliates and the executive officers of the Company, and the approval required under Section 12 of the Company’s certificate of incorporation in connection with a “Going-Private Transaction” (as defined therein)), (ii) the approval of HRG stockholders, (iii) the effectiveness of a registration statement on Form S-4 registering the HRG Common Stock to be issued in the Merger, (iv) the approval of the shares of HRG Common Stock to be issued in the Merger for listing on the NYSE, (v) the absence of any temporary restraining order, injunction or other judgment, order or decree issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Merger, (vi) the receipt of certain tax opinions by the Company and/or HRG that the Merger will qualify as a reorganization under the Internal Revenue Code, (vii) the accuracy of certain representations and warranties of the Company, Merger Sub and HRG contained in the Merger Agreement and the compliance by the parties with the covenants contained in the Merger Agreement, and (viii) other conditions specified in the Merger Agreement.

Other Terms of the Merger Agreement

The Company and HRG each made certain representations, warranties and covenants in the Merger Agreement, including the pre-closing obligation of HRG to conduct its businesses in the ordinary course (consistent with the simplification and ongoing wind-down of its businesses) and the pre-closing obligation of each party to refrain from taking certain specified actions without the consent of the other party.

The Merger Agreement provides that, subject to certain exceptions, during the period from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, each of the Company and HRG will be subject to certain restrictions on its ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals. Subject to certain conditions, either party’s board of directors is permitted to change its recommendation to its stockholders in response to a Superior Proposal as defined in the Merger Agreement) or an Intervening Event (as defined in the Merger Agreement) if it determines that the failure to so change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders.

The Merger Agreement also provides for certain termination rights for both the Company and HRG, including the right of either party to terminate the Merger Agreement if the board of directors of the other party effects a change of recommendation. No termination fee is payable upon termination of the Merger Agreement, including a termination in connection with a change of recommendation by either of the board of directors of the Company or HRG. In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated on or before October 8, 2018, subject to certain exceptions.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated into this report by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the

Company or HRG or to modify or supplement any factual disclosures about the Company in its public reports filed with the U.S. Securities and Exchange Commission (the “SEC”). The Merger Agreement includes representations, warranties and covenants of the Company and HRG made solely for the purposes of the Merger Agreement and which may be subject to important qualifications and limitations agreed to by the Company and HRG in connection with the negotiated terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company and HRG rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied on as characterizations of the actual state of facts about the Company or HRG.

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, HRG, which beneficially owns approximately 59% of the outstanding Company Common Stock, entered into a voting agreement with the Company (the “HRG Voting Agreement”). The HRG Voting Agreement requires that the HRG Stockholder vote its shares of Company Common Stock to approve and adopt the Merger Agreement and the transactions contemplated thereby and take certain other actions, including voting against any alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The HRG Voting Agreement and the obligations thereunder terminate upon the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the HRG Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the HRG Voting Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Rights Agreement

The board of directors of the Company (the “Board”) declared a dividend of one preferred share purchase right (a “Right”), payable on March 8, 2018, for each share of Company Common Stock outstanding on March 8, 2018 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated as of February 24, 2018, between the Company and Computershare Trust Company, N.A., as Rights Agent. The Rights Agreement is intended to protect Company stockholder interests in connection with the Merger by preserving the value of the combined companies’ substantial net operating and capital loss carryforwards. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series R Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company at a price of $462.00 per one one-thousandth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment.

Distribution Date; Exercisability; Expiration

Initially, the Rights will be attached to all Company Common Stock certificates and no separate certificates evidencing the Rights (“Right Certificates”) will be issued. Until the Distribution Date (as defined below), the Rights will be transferred with and only with the Company Common Stock. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right with each new Company Common Stock so that all such shares will have Rights attached.

The Rights will separate and begin trading separately from the Company Common Stock on the earlier to occur of (i) the Close of Business (as such term is defined in the Rights Agreement) on the tenth calendar day following a public announcement, or the public disclosure, of facts indicating that a Person (as such term is defined in the Rights Agreement) or group of Persons has acquired Beneficial Ownership (as defined below) of 4.9% or more of the outstanding Company Common Stock (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with the Rights Agreement and the Board determines that a later date is advisable, then such later date) or (ii) the Close of Business on the tenth Business Day (as such term is defined in the Rights Agreement) (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 4.9% or more of the outstanding Company Common Stock (the earlier of such dates, the “Distribution Date”; provided however, notwithstanding anything in the Rights Agreement to the contrary, a Distribution Date shall not occur as a result of the Merger Agreement and the transactions contemplated thereby). As soon as practicable after the Distribution Date, unless the Rights are recorded in book-entry or other uncertificated form, the Company will prepare and cause the Right Certificates to be sent to each record holder of Company Common Stock as of the Close of Business on the Distribution Date.

An “Acquiring Person” will not include (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) HRG, (iv) any Subsidiary of HRG, (v) any employee benefit plan of the Company or of any Subsidiary of the Company, (vi) any entity holding Company Common Stock for or pursuant to the terms of any such employee benefit plan or (vii) any Person who or which, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 4.9% or more of the Company Common Stock then outstanding (a “Grandfathered Stockholder”). However, if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional Company Common Stock then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional Company Common Stock, such Person is not the Beneficial Owner of 4.9% or more of the Company Common Stock then outstanding. In addition, upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9%, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder. In the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Company Common Stock expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different Company Common Stock that confers Beneficial Ownership of Company Common Stock shall be considered the acquisition of Beneficial Ownership of additional Company Common Stock by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional Company Common Stock, such Person is not the Beneficial Owner of 4.9% or more of the Company Common Stock then outstanding. None of HRG, Merger Sub or any of their subsidiaries, Affiliates or Associates will be deemed to be, an Acquiring Person as a result of the Merger Agreement and the transactions contemplated thereby.

“Beneficial Ownership” is defined in the Rights Agreement to include any securities that a Person or any of such Person’s Affiliates or Associates (as such terms are defined in the Rights Agreement) (a) would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder (as each such term is defined in the Rights Agreement), including any coordinated acquisition of Company Common Stock by any Persons who have a formal or informal understanding with respect to such acquisition (to the extent ownership of such Company Common Stock would be attributed to such Persons under Section 382 of the Code or the Treasury Regulations promulgated thereunder), (b) beneficially owns, directly or indirectly, within the meaning of Rules 13d-3 or 13d-5 promulgated under the Exchange Act, (c) has the right to acquire or vote pursuant to any agreement, arrangement or understanding (except under limited circumstances), (d) which are directly or indirectly beneficially owned by any other Person with which such Person has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting such securities, or obtaining, changing or influencing control of the Company (except under limited circumstances), or (e) in respect of which such Person has a Derivative Position (as such term is defined in the Rights Agreement).

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) close of business on the one-year anniversary of the date of the Rights Agreement and (ii) immediately prior to the Effective Time). The Rights Agreement may also be terminated, or the rights may be redeemed, prior to the scheduled expiration of the Rights Agreement under certain other circumstances.

Exempt Persons and Transactions

The Board may, in its sole and absolute discretion, determine that a Person is exempt from the Rights Agreement (an “Exempt Person”). Any Person will cease to be an Exempt Person if the Board makes a contrary determination with respect to such Person regardless of the reason therefor. In addition, the Board may, in its sole and absolute discretion, exempt any transaction from triggering the Rights Agreement.

Flip-in Event

If a Person or group becomes an Acquiring Person at any time after the date of the Rights Agreement (with certain limited exceptions), the Rights will become exercisable for Company Common Stock (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. From and after the announcement that any Person has become an Acquiring Person, if the Rights evidenced by a Right Certificate are or were acquired or Beneficially Owned (as defined in the Rights Agreement) by an Acquiring Person or any Associate or Affiliate of an Acquiring Person, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights. If the Board so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Company Common Stock issuable upon exercise of a Right.

Exchange

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding Company Common Stock, the Board may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one Share of Company Common Stock per Right (subject to adjustment). The Company may issue, transfer or deposit such Company Common Stock (or other property as permitted under the Rights Agreement) to or into a trust or other entity created upon such terms as the Board may determine and may direct that all holders of Rights receive such Company Common Stock or other property only from the trust. In the event the Board determines, before the Distribution Date, to effect an exchange, the Board may delay the occurrence of the Distribution Date to such time as it deems advisable.

Flip-over Event

If, at any time after a Person becomes an Acquiring Person, (i) the Company consolidates with, or merges with and into, any other Person; (ii) any Person consolidates with the Company, or merges with and into the Company, and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Company Common Stock are or will be changed into or exchanged for stock or other securities of any other Person (or the Company) or cash or any other property; or (iii) 50% or more of the Company’s consolidated assets or Earning Power (as defined in the Rights Agreement) are sold, then proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Redemption

At any time prior to the time any Person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after such time as any Person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

Preferred Stock Rights

Each one one-thousandth of a Preferred Share will entitle the holder thereof to the same dividends and liquidation rights as if the holder held one Share of Company Common Stock and will be treated the same as a Share of Company Common Stock in the event of a merger, consolidation or other share exchange.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company in respect of such Right, including, without limitation, the right to vote or to receive dividends.

The foregoing summary of the Rights Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 3.03. Material Modification to Rights of Security Holders.

The information included under the heading “Rights Agreement” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the adoption of the Rights Agreement, on February 26, 2018, the Company filed a Certificate of Designation of Series R Preferred Stock with the Secretary of State of the State of Delaware. A copy of the Certificate of Designation of Series R Preferred Stock is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On February 26, 2018, the Company and HRG issued a joint press release announcing the Merger and each party’s into a rights agreement. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information furnished pursuant to this Item 7.01, including the attached exhibits, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information or exhibits be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing by the Company with the SEC.

Item 8.01. Other Events

Voting Agreements

Concurrently with the execution and delivery of the Merger Agreement, CF Turul LLC (“Fortress”), which holds approximately 16% of the outstanding HRG Common Stock and the outstanding share of Series A Participating Convertible Preferred Stock of HRG, par value $0.01 (the “HRG Series A Preferred Stock”), entered into a voting agreement with HRG (the “Fortress Voting Agreement”). The Fortress Voting Agreement requires that Fortress vote or exercise its right to consent with respect to its share of HRG Series A Preferred Stock and all its shares of HRG Common Stock to approve the Amended HRG Charter and the Share Issuance and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Fortress Voting Agreement and the obligations thereunder (other than certain provisions that survive until a later specified expiration) terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to Fortress. The Fortress Voting Agreement furthermore includes Fortress’ covenant to transfer to HRG its share of HRG Series A Preferred Stock. The Company is an express third party beneficiary of the Fortress Voting Agreement and no provision of the Fortress Voting Agreement may be amended or waived without the prior written consent of the Company.

Concurrently with the execution and delivery of the Merger Agreement Leucadia, which holds approximately 23% of the outstanding HRG Common Stock, entered into a voting agreement with HRG (the “Leucadia Voting Agreement”). The Leucadia Voting Agreement requires that Leucadia vote its shares of HRG Common Stock to approve the Amended HRG Charter and the Share Issuance and take certain other actions, including voting against an alternative acquisition proposal or other proposal which would frustrate the purposes, or prevent, delay or otherwise adversely affect the consummation of the transactions contemplated by the Merger Agreement. The Leucadia Voting Agreement and the obligations thereunder terminate upon (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any Adverse Recommendation Change (as defined in the Merger Agreement) and (iii) certain specified amendments to the Merger Agreement that may be adverse to Leucadia. The Company is an express third party beneficiary of the Leucadia Voting Agreement and no provision of the Leucadia Voting Agreement may be amended or waived without the prior written consent of the Company.

The foregoing summary of each of the Fortress Voting Agreement and Leucadia Voting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Fortress Voting Agreement and Leucadia Voting Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Shareholder Agreement

Concurrently with the execution and delivery of the Merger Agreement, HRG entered into a shareholder agreement with Leucadia (the “Leucadia Shareholder Agreement”), which will become effective as of the closing of the Merger.

Under the Leucadia Shareholder Agreement, Leucadia has the right to designate one nominee to the board of directors of HRG, until the earliest of (i) such time as Leucadia and its subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) such time as Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, and (iii) the later of (A) the 60 month anniversary of the Effective Time and (B) such time as Leucadia and its Subsidiaries in the aggregate own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding. If at any time following the Effective Time (i) Leucadia and its Subsidiaries in the aggregate own less than 5% of the number of shares of Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time, (ii) Leucadia and its subsidiaries in the aggregate own less than 5% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, or (iii) the 60 month anniversary of the Effective Time has passed and Leucadia and its Subsidiaries in the aggregate at such time own less than 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) then issued and outstanding, then the director designated by Leucadia is required to promptly resign from the board of directors of HRG.

Under the Leucadia Shareholder Agreement, Leucadia is subject to certain standstill provisions following the Effective Time providing that it and its subsidiaries will not, among other things, (i) acquire equity securities of HRG, if after giving effect to such acquisitions the aggregate HRG Common Stock beneficially owned by Leucadia and its subsidiaries exceeds 15% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding, (ii) make, or in any way participate in, any solicitation of proxies to vote any voting securities of HRG, (iii) commence a tender offer or exchange offer for voting securities of HRG without the prior written consent of the board of HRG, (iv) form or join a group for the purpose of voting, acquiring or disposing of any voting securities of HRG, (v) submit to the board of HRG a written proposal for an acquisition of HRG or make any public announcement related thereto, or (vi) call a meeting of the stockholders of HRG. The standstill provisions are subject to certain exceptions as set forth in the Leucadia Shareholder Agreement. The standstill provisions cease at such time as both (a) Leucadia and its subsidiaries no longer in the aggregate own at least 10% of the number of shares of HRG Common Stock (calculated on a fully diluted basis) issued and outstanding immediately after the Effective Time and (b) a nominee of Leucadia is no longer serving on the board of directors of HRG.

The foregoing summary of the Leucadia Shareholder Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Leucadia Shareholder Agreement, which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description

2.1	Merger Agreement, dated as of February 24, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC. (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.)

3.1	Certificate of Designation of Series R Preferred Stock of Spectrum Brands Holdings, Inc., as filed with the Secretary of State of Delaware on February 26, 2018.

4.1	Rights Agreement, dated as of February 24, 2018, by and between Spectrum Brands Holdings, Inc. and Computershare Trust Company, N.A.

10.1	Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Spectrum Brands Holdings, Inc.

99.1	Press Release, dated February 26, 2018.

99.2	Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and CF Turul LLC.

99.3	Voting Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation.

99.4	Shareholder Agreement, dated as of February 24, 2018, by and between HRG Group, Inc. and Leucadia National Corporation.

Additional Information and Where You Can Find It

In connection with the proposed transaction, the Company and HRG will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and HRG and that also will constitute a prospectus for the shares of HRG Common Stock being issued to Company’s stockholders in the proposed transaction. The Company and HRG also may file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which the Company and HRG may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND HRG ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and HRG through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of the Company or HRG at the following:

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: Investor Relations

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that the Company or HRG may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, HRG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in the Company’s Form 10-K for the year ended September 30, 2017, as amended, which is on file with the SEC. Information regarding HRG’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in HRG’s Form 10-K for the year ended September 30, 2017, which is filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transaction on the expected terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the required shareholder approval; (2) any delay or inability of the combined company to realize the expected benefits of the transaction; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the risk of unexpected significant transaction costs and/or unknown liabilities; (6) potential litigation relating to the proposed transaction; (7) the outcome of the Company’s previously announced transaction to sell the Global Battery and Lighting Business and exploration of strategic options for the Company’s Appliances business, including uncertainty regarding consummation of any such transaction or transactions and the terms of such transaction or transactions, if any, and, if consummated, the Company’s ability to realize the expected benefits of such transaction; (8) the impact of actions taken by significant stockholders; (9) the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities; (10) the potential disruption to the Company’s or HRG’s business or diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transaction, the previously announced transaction to sell the Company’s Global Battery and Lighting Business, in connection with the strategic options for the Company’s Appliances business or otherwise; and (11) general economic and business conditions that affect the combined company following the transaction. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the combined securities filings of the Company and SB/RH Holdings, LLC, including their most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of HRG, including its most recently filed Annual Report on Form 10-K.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 26, 2018	SPECTRUM BRANDS HOLDINGS, INC.

	By:	/s/ Nathan E. Fagre
Nathan E. Fagre
Senior Vice President, Secretary and General Counsel